[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Relypsa, Inc. with respect to portions of this letter.

140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
	Chicago	Orange County
October 9, 2013	Doha	Paris
	Dubai	Riyadh
	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	Houston	Silicon Valley
VIA EDGAR AND HAND DELIVERY	London	Singapore
	Los Angeles	Tokyo
United States Securities and Exchange Commission	Madrid	Washington, D.C.
Division of Corporation Finance 100 F Street, N.E.	File No. 053055-0001
Washington, D.C. 20549-6010

Attention:	Jeffrey Riedler, Assistant Director
	Amy Reischauer	FOIA Confidential Treatment Requested
	John Krug	Under 17 C.F.R. §200.83
Scott Wuenschell
Donald Abbott

Re:	Relypsa, Inc.
Stock-Based Compensation
Registration Statement on Form S-1 (File No. 333-191437)

Ladies and Gentleman:

On behalf of Relypsa, Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) with the Commission on September 27, 2013. The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for stock-based compensation for its consideration during the review cycle so that the Company may be in a position to print a preliminary prospectus as promptly as practicable after filing an Amendment to the Registration Statement (the “Amendment”). We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this Letter.

The Company’s discussion of stock-based compensation is primarily contained within the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Stock-Based Compensation” (the “Section”) and appears on pages 64 through 72 of the Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED BY

RELYPSA, INC.

RELY-1001

October 9, 2013

The Company supplementally advises the Staff that, while not reflected in the Registration Statement, based on discussions with the Company’s Board of Directors and reflecting the input from the lead underwriters for its initial public offering, the Company currently anticipates an approximate price range of $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect any reverse stock split that the Company might effect prior to the Commission’s declaration of effectiveness of the Registration Statement. The Company anticipates implementing a reverse stock split, which, for purposes of this Letter, the Company currently estimates to be approximately [***] to [***]. This reverse stock split would result in a post-split Preliminary IPO Price Range of $[***] to $[***] per share, with a midpoint of $[***] per share. The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and the lead underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

As previously disclosed, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Company’s Board of Directors also considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as disclosed in the Registration Statement.

As described in more detail in the Section, prior to December 31, 2012 the market multiple approach was used to estimate the enterprise value of the Company and the enterprise value was allocated using the option pricing method (“OPM”) to derive the per share estimated fair value of the Company’s common stock. At each grant date, the Board of Directors considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value. As described in the Section, the Company transitioned to the probability-weighted expected return method (“PWERM”) beginning with its December 31, 2012 valuation. The Company decided to transition to the PWERM as more certainty developed regarding possible exit outcomes, including the possibility of an initial public offering. At each grant date, the Board of Directors continued to consider whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value.

DISCUSSION OF MOST RECENT FAIR VALUE DETERMINATION

On July 24, 2013, the most recent fair value determination date, the Company determined the fair value of its common stock to be $0.43 per share (the “Estimated Fair Value Per Share”). This determination was based in part on a third-party valuation conducted as of June 30, 2013 utilizing the PWERM and the Board of Directors’ determination that there were no material changes to the business or required adjustments to the estimated fair value of its common stock since June 30, 2013. The Company has not made any equity grants since July 24, 2013. The Estimated Fair Value Per Share was derived based on four potential future liquidity events under the PWERM:

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Relypsa, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

RELYPSA, INC.

RELY-1002

October 9, 2013

(i) an initial public offering in the second half of 2013 (the “2013 IPO”);

(ii) a strategic merger or sale of the Company by June 30, 2014 (the “Merger or Sale”);

(iii) remaining a private company (“Remain Private”); or

(iv) a dissolution or other liquidity event of the Company with no value to common stockholders (the “Dissolution”).

For each of these potential future liquidity events, the Company estimated an equity value, an equity value per share discounted for a lack of marketability and, ultimately, a present value of such per share equity value. A probability weighting of the applicable liquidity event was then applied and resulted in the Estimated Equity Value Per Share. The following table sets forth the results of the PWERM analysis as of June 30, 2013 that was utilized by the Company to determine the Estimated Fair Value Per Share on July 24, 2013 (in millions, except per share data):

PWERM	2013 IPO			Merger or Sale			Remain Private			Dissolution
[***]	$	[***]		$	[***]		$	[***]		$	[***]
[***]	$	[***]		$	[***]		$	[***]		$	[***]
[***]		[***]	%		[***]	%		[***]	%		[***]
[***]	$	[***]		$	[***]		$	[***]		$	[***]
[***][1]	$	[***]		$	[***]		$	[***]		$	[***]
[***]		[***]	%		[***]	%		[***]	%		[***]	%
[***]		$[***]

[1]	Refers to the equity value discounted to present value based on the determination of the estimated time to the liquidity event for each of the 2013 IPO and Merger or Sale scenarios.

The Company believes that the potential future liquidity events used in its PWERM analysis and the probability weighting of each event was reasonable at the time, in light of the Company’s stage of clinical development, industry clinical success rates, its expected near-term and long-term funding requirements, and an assessment of the current financing and pharmaceutical and biotechnology industry environments, external market conditions affecting the pharmaceutical and biotechnology industries, especially with respect to initial public offerings, and the relative likelihood of achieving a liquidity event such as an initial public offering or sale of the Company in light of prevailing market conditions. The timing of these future liquidity events was determined primarily from input from the Company’s Board of Directors and its management. A critical factor in assigning the probability weighting and estimated time to the liquidity event was the Company’s ongoing two-part pivotal Phase 3 trial for patiromer; the results of the first and second parts were not expected until late in the third quarter of 2013 and early in the fourth quarter of 2013, respectively.

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Relypsa, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

RELYPSA, INC.

RELY-1003

October 9, 2013

To determine the equity value for the 2013 IPO, a range of equity values was derived from an analysis of the pre-IPO valuations of comparably sized biotechnology companies at the time of their respective initial public offerings (“IPOs”), including, among others: [***] These comparable companies were selected based on: (a) stage of clinical development (Phase 3 or later), (b) no marketing approval for their lead asset at the time of their respective IPOs and (c) their respective IPOs occurred in the 12 months preceding June 30, 2013. This analysis indicated a pre-IPO valuation range of $[***] million to $[***] million, a median pre-IPO valuation of $[***] million and a midpoint of the pre-IPO valuations in the upper quartile of $[***] million. Based on this analysis and similarities to the companies included in the upper quartile, the Company selected a pre-IPO valuation of $[***] million.

To determine the equity value for the Merger or Sale, the Company utilized the equity value for the 2013 IPO (as described above) and estimated the expected premium that would likely apply in the Merger or Sale at the time of such liquidity event. Based on a consideration the substantial future investment still required if the data was positive and the risk profile of the Company (e.g., awaiting pivotal Phase 3 trial data), the Company estimated a [***] expected premium above the equity value for the 2013 IPO. In addition to the foregoing, in light of the historically small number of companies acquired while awaiting pivotal Phase 3 trial data, a [***]% probability was assigned to this scenario.

To determine the equity value for the Remain Private scenario, the enterprise value of the Company was calculated using a discounted cash flow method. The Company’s interest-bearing debt was then subtracted to calculate the Company’s equity value. The total equity value was then allocated to the common stock, taking into account the allocated value to each class of stock based on a valuation of each class of stock using the Black-Scholes model.

For the Dissolution scenario, the Company assumed that there was no value to the common stockholders, as the Company’s book value was less than the cumulative liquidation preference for the outstanding preferred stock.

PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The foregoing prices per share do not reflect any reverse stock split that the Company might effect prior to the Company’s IPO.

The following table summarizes the Company’s anticipated pre-offering equity values (based on the low-end, mid-point and high-end of the Preliminary IPO Price Range) (in millions, except per share data).

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Relypsa, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

RELYPSA, INC.

RELY-1004

October 9, 2013

	Low-End		Mid-Point		High-End
Pre-Offering Equity Value	$	[***]	$	[***]	$	[***]
Pre-Offering Equity Value Per Share	$	[***]	$	[***]	$	[***]

COMPARISON OF IPO PRICE RANGE AND ESTIMATED FAIR VALUE PER SHARE

There are three primary factors that account for the higher Preliminary IPO Price Range when compared to the Estimated Fair Value Per Share at July 24, 2013: (a) the receipt of positive pivotal Phase 3 clinical data for patiromer and the resulting increase in likelihood of a successful IPO, (b) the significant increase in successful biotechnology and pharmaceutical IPOs following July 24, 2013 and the related post-offering stock price appreciation in recent biotechnology and pharmaceutical IPOs and (c) the inherent discounting in the PWERM analysis.

Receipt of Positive Pivotal Phase 3 Clinical Data and Resulting Increase in Likelihood of a Successful IPO

A primary factor that accounts for the higher Preliminary IPO Price Range when compared to the Estimated Fair Value Per Share is the receipt of positive clinical data from Part A of the Company’s pivotal Phase 3 trial following the most recent fair value determination date. In mid-September 2013, the Company determined that Part A of its pivotal Phase 3 trial evaluating patiromer for the treatment of hyperkalemia met its primary and secondary efficacy endpoints. In particular, treatment with patiromer showed a statistically significant (p<0.001) change in serum potassium from baseline to week 4, a reduction of 1.01 mEq/L, with regard to the trial’s primary efficacy endpoint for Part A. For the secondary endpoint for Part A of the trial, 76% of subjects had a serum potassium in the target range of 3.8 to < 5.1 mEq/L at week 4, which was also statistically significant. In addition, for purposes of determining the Preliminary IPO Price Range, the Company assumed positive results for Part B of the pivotal Phase 3 trial. This assumption is based on the consideration that a negative result in Part B would likely cause the Company to reconsider the timing of, and potential for, a liquidity event in the near term.

The receipt of positive clinical data from the pivotal Phase 3 trial removed a significant clinical risk associated with the Company’s only product candidate and, as a result, inherently increased the overall enterprise value of the Company. Further, the results of the pivotal Phase 3 trial provide additional certainty as to the timing of the Company’s submission for a New Drug Application (“NDA”) and potential for approval of the NDA. [***] The Company, together with the input from the lead underwriters for its IPO, determined that these factors resulting from the positive pivotal Phase 3 data significantly increased the likelihood of a successful IPO.

Recent IPOs of Biotechnology and Pharmaceutical Companies and Stock Price Appreciation

Another primary factor accounting for the higher Preliminary IPO Price Range when compared to the Estimated Fair Value Per Share is the significant improvement in market conditions for biotechnology and pharmaceutical IPOs, together with the post-IPO performance of these IPOs. From July 1, 2013 to September 25, 2013, there have been [***] biotechnology or pharmaceutical IPOs. Of these IPOs, [***] priced within or above their original price range. Notably, [***] of the [***] most recent IPOs (pricing in the last two weeks of September) priced above their respective original price range ([***]). In contrast, only [***] of the other biotechnology and pharmaceutical IPOs in 2013 priced above their respective price range.

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Relypsa, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

RELYPSA, INC.

RELY-1005

October 9, 2013

In addition, the post-IPO stock price performance of the 2013 biotechnology and pharmaceutical IPOs was particularly relevant in determining the Preliminary IPO Price Range. These companies have experienced an average stock price appreciation since their respective IPO pricing date of approximately [***]%. A summary of the pricing information for IPOs occurring in 2013 (through September 25, 2013, and excluding acquired companies) and the respective stock performance through October 1, 2013 is set forth below.1

	Original Price Range	IPO Date	IPO Price		October 1, 2013 Closing Price		Percentage Change
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
[***]	[***]	[***]	$	[***]	$	[***]	[***]	%
Average Price Appreciation since IPO Pricing Date							[***]	%

[1]	Companies appearing in bold represent positive percentage change in stock price from its IPO pricing date.

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Relypsa, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

RELYPSA, INC.

RELY-1006

October 9, 2013

Of particular relevance to the determination of the Preliminary IPO Price Range, were the recent IPOs of [***] and [***], each of which priced well above their respective original price ranges ($[***] and $[***] above the midpoint of the respective original price ranges, respectively) and have experienced significant stock price appreciation since their respective IPO pricing dates ([***]% and [***]% as of October 1, 2013, respectively). In addition, the notable post-offering stock price of the offerings listed above (average price appreciation of [***]%) was also considered in determining the Preliminary IPO Range. In particular, the Company analyzed the post-IPO stock price performance of each of the comparably-sized companies that it selected when determining the equity value for the 2013 IPO scenario. This analysis indicated an average stock price appreciation between the companies’ respective IPO pricing date and October 1, 2013 of [***]%, emphasizing the increased value investors placed on these comparably-sized companies from the date of their respective IPO pricing dates. Additionally, between July 1, 2013 (the day following the Company’s most recent third-party valuation date) and October 1, 2013 and between July 25, 2013 (the day following the Company’s most recent fair value determination date) and October 1, 2013 these companies’ experienced an average stock price appreciation of [***]% and [***]%.2

	Percentage Change between IPO Pricing Date and October 1, 2013		Percentage Price Change between July 1, 2013 and October 1, 2013		Percentage Price Change between July 25, 2013 and October 1, 2013
[***]	[***]	%	[***]	%	[***]	%
[***]	[***]	%	[***]	%	[***]	%
[***]	[***]	%	[***]	%	[***]	%
[***]	[***]	%	[***]	%	[***]	%
[***]	[***]	%	[***]	%	[***]	%
Average Percentage Change	[***]	%	[***]	%	[***]	%

[2]	[***] was acquired in July 2013 and, as such, is not included on the table.

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Relypsa, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

RELYPSA, INC.

RELY-1007

October 9, 2013

These improved market conditions for biotechnology and pharmaceutical company IPOs and post-offering stock price performance were a significant factor accounting for the increase in the Preliminary IPO Price Range over the Estimated Fair Value Per Share. In particular, the IPOs pricing in the last 90 days and overall stock price performance for the sector influenced the Company’s and its existing stockholders’ expectations around potential initial public offering valuation. Further, in September 2013 the Company received feedback from its lead underwriters, in part based on “test the waters” meetings with key institutional investors held in August and September as permitted under the Jumpstart Our Business Startups Act, that a valuation in the range of the Preliminary IPO Range could be achievable.

Inherent Discounting of PWERM Analysis

The final primary factor that accounts for the higher Preliminary IPO Price Range when compared to the Estimated Fair Value Per Share is that the Preliminary IPO Price Range necessarily assumes only a single successful liquidity event, the 2013 IPO. The PWERM, on the other hand, utilizes a probability-weighted approach (as outlined above), and the resulting Estimated Fair Value Per Share reflects the potential for alternative liquidity events, including dissolution and remaining private scenarios, which inherently decreases the Estimated Fair Value Per Share due to the combination of the mix of other expected equity values discounted for their future value. The PWERM also involves the application of a discount for lack of marketability to reflect the ownership in an enterprise that doesn’t have a marketplace for sales and/or transfers, while the Preliminary IPO Price Range does not, as an active trading market for the common stock will exist following the IPO. As a result, the Preliminary IPO Price Range was neither reduced by the expected future business values (discounted to present value) from other potential future liquidity events nor discounted for a lack of marketability.

CONCLUSION

The Company has historically determined the estimated fair value per share of its common stock consistent with the guidance set forth in the AICPA Practice Guide, including the OPM and later, the PWERM, which are both accepted valuation methods under the AICPA Practice Guide. The Company believes that the probability weighting of each potential liquidity event used in its PWERM analysis as of June 30, 2013, and relied upon in part in determining the Estimated Fair Value Per Share as of July 24, 2013, was reasonable at those times, in light of the Company’s stage of clinical development, including the status of its pivotal Phase 3 trial for patiromer, the Company’s financial position and need for additional capital, external market conditions affecting the biotechnology and pharmaceutical industry, especially with respect to initial public offerings, and the relative likelihood of achieving a liquidity event such as an initial public offering or sale of the Company in light of prevailing market conditions. As a result, the Company believes that the deemed per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants have been reasonable and appropriate.

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Relypsa, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

RELYPSA, INC.

RELY-1008

October 9, 2013

Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo
Brian J. Cuneo of LATHAM & WATKINS LLP

cc:	John A. Orwin, Relypsa, Inc.

Kristine M. Ball, Relypsa, Inc.

Ronald A. Krasnow, Relypsa, Inc.

Patrick O’Brien, Ropes & Gray LLP

Alan C. Mendelson, Latham & Watkins LLP

Mark V. Roeder, Latham & Watkins LLP

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Relypsa, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

RELYPSA, INC.

RELY-1009